[Ameristar Letterhead]
January 19, 2010
VIA EDGAR AND HAND DELIVERY
Amanda Ravitz
Branch Chief-Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Ameristar Casinos, Inc.
Registration Statement on S-4 filed December 8, 2009
File No. 333-163578 & -01 to -11
Dear Ms. Ravitz:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated January 14, 2010 (the “Comment Letter”), regarding the above-captioned Registration Statement of Ameristar Casinos, Inc. (the “Company” or “we”) on Form S-4 filed with the Securities and Exchange Commission on December 8, 2009 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement and as further amended by Amendment No. 2 to the Registration Statement filed concurrently herewith (“Amendment No. 2”). We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 2 in paper format marked to show changes from the Registration Statement as originally filed. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.
Exhibit 5.2
1.	Please revise the last sentence of the third paragraph on page 1 to clarify that counsel has relied on the listed sources as to factual matters only.
     The legal opinion of Brownstein Hyatt Farber Schreck, LLP has been revised to clarify that counsel relied on the listed sources as to factual matters only. Such legal opinion has been refiled as Exhibit 5.2 to Amendment No. 2.
2.	Please have counsel provide an explanation for assumption (i) in the last paragraph of page 1. Alternatively, delete this assumption.

     The legal opinion of Brownstein Hyatt Farber Schreck, LLP has also been revised and assumption (i) of the last paragraph of page 1 of its prior filed legal opinion (regarding the validity and binding obligations of the parties to certain transaction documents) was deleted. Such legal opinion has been refiled as Exhibit 5.2 to Amendment No. 2.
3.	Please have counsel delete the last paragraph on page 2 or confirm that it will refile the opinion dated the date of effectiveness.
     Brownstein Hyatt Farber Schreck, LLP has also revised its legal opinion to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.2 to Amendment No. 2.
Exhibit 5.3
4.	Please have counsel delete the first paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.
     The legal opinion of Dreher, Simpson and Jensen, P.C. has been revised to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.3 to Amendment No. 2.
5.	Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.
     In revising its legal opinion, Dreher, Simpson and Jensen, P.C. deleted the second sentence of the last paragraph of its prior filed legal opinion, and no longer is there included any statement attempting to limit reliance on such legal opinion. Such legal opinion has been refiled as Exhibit 5.3 to Amendment No. 2.
Exhibit 5.4
6.	Please revise the third sentence of the final paragraph on page 2 to clarify that counsel has relied on the listed sources as to factual matters only.
     The legal opinion of Watkins, Ludlam, Winter & Stennis, P.A. has been revised to clarify that counsel relied on the listed sources as to factual matters only. Such legal opinion has been refiled as Exhibit 5.4 to Amendment No. 2.
7.	Please have counsel remove the statement “. . . but render this opinion as though the internal laws of the State of Mississippi have been so designated.” We view this statement as an unacceptable qualification. Because New York law governs the Indenture and Guarantees, an opinion regarding the Guarantors’ corporate authority must extend to contracts under New York law.
     Watkins, Ludlam, Winter & Stennis, P.A. has revised its legal opinion to also remove the statement noted by the Staff in the comment above. Such legal opinion has been refiled as Exhibit 5.4 to Amendment No. 2.

8.	Please have counsel delete the penultimate paragraph on page 4 or confirm that it will refile the opinion dated the date of effectiveness.
     The legal opinion of Watkins, Ludlam, Winter & Stennis, P.A. has also been revised to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.4 to Amendment No. 2.
9.	Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.
     In revising its legal opinion, Watkins, Ludlam, Winter & Stennis, P.A. deleted the second sentence of the last paragraph of its prior filed legal opinion, and no longer is there included any statement attempting to limit reliance on such legal opinion. Such legal opinion has been refiled as Exhibit 5.4 to Amendment No. 2.
Exhibit 5.5
10.	Counsel may examine any documents that it believes necessary to render its opinion. Therefore either delete the listing of documents that begins on page 1 or revise to state that counsel has examined all other documents necessary to render its opinion.
     Sonnenschein, Nath & Rosenthal LLP has revised its legal opinion, in part, by expanding the list of documents it reviewed in connection with rendering its legal opinion that begins on page 1 to include an additional statement that it also has reviewed such other documents, records, certificates and instruments deemed relevant to enable Sonnenschein, Nath & Rosenthal LLP to render its legal opinion. Such legal opinion has been refiled as Exhibit 5.5 to Amendment No. 2.
11.	Please have counsel delete the penultimate paragraph on page 4 or confirm that it will refile the opinion dated the date of effectiveness.
     The legal opinion of Sonnenschein, Nath & Rosenthal LLP has also been revised to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.5 to Amendment No. 2.
12.	Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the first sentence of the last paragraph.
     In revising its legal opinion, Sonnenschein, Nath & Rosenthal LLP deleted the first sentence of the last paragraph of its prior filed legal opinion, and no longer is there included any statement attempting to limit reliance on such legal opinion. Such legal opinion has been refiled as Exhibit 5.5 to Amendment No. 2.
Exhibit 5.6
13.	Please have counsel delete the second and third sentences of the last paragraph or confirm that it will refile the opinion dated the date of effectiveness.

     The legal opinion of Holme Roberts & Owen LLP has been revised to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.6 to Amendment No. 2.
14.	Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the penultimate sentence of the last paragraph.
     In revising its legal opinion, Holme Roberts & Owen LLP deleted the penultimate sentence of the last paragraph of its prior filed legal opinion, and no longer is there included any statement attempting to limit reliance on such legal opinion. Such legal opinion has been refiled as Exhibit 5.6 to Amendment No. 2.
Exhibit 5.7
15.	Please have counsel delete the penultimate paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.
     The legal opinion of Bingham McHale LLP has been revised to provide that such legal opinion will remain current until the Registration Statement is declared effective. Such legal opinion has been refiled as Exhibit 5.7 to Amendment No. 2.
16.	Counsel may not attempt to limit reliance. Accordingly, please have counsel delete the second sentence of the last paragraph.
     In revising its legal opinion, Bingham McHale LLP deleted the second sentence of the last paragraph of its prior filed legal opinion, and no longer is there included any statement attempting to limit reliance on such legal opinion. Such legal opinion has been refiled as Exhibit 5.7 to Amendment No. 2.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (702) 567-7048 as soon as possible with any questions regarding the foregoing responses.
Very truly yours,
/s/ Peter C. Walsh
Peter C. Walsh
Senior Vice President and General Counsel

cc:	J. Nolan McWilliams
Mark Lahive, Gibson, Dunn & Crutcher LLP

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